UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 11-K

_________________

☑ ANNUAL REPORT PURSUANT TO SECTION 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻ TRANSITION REPORT PURSUANT TO SECTION 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Commission File Number 1-11588

Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan
(Full title of plan)

SAGA COMMUNICATIONS, INC.

(Name of issuer of the securities held pursuant to plan)

73 Kercheval Avenue

Grosse Pointe Farms, Michigan 48236

(Full address of its principal executive office)

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Table of Contents

Financial Statements and Supplemental Schedule

Years ended December 31, 2022 and 2021

Page

Report of Independent Registered Public Accounting Firm	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits – December 31, 2022 and 2021	4
Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2022 and 2021	5
Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE:
Schedule H line 4(i) - Schedule of Assets (Held at End of Year)	14

Other Information:
Exhibit Index	15
Signatures	16
Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as “the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP
We have served as the Company’s auditor since 2016.
Sterling Heights, Michigan
June 29, 2023

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets

Investments, at fair value	$28,995,486	$41,151,954
Investments, at contract value	8,515,125	7,959,562

Receivables:
Employer contributions	256,401	248,820
Notes receivable from participants	517,645	336,424
Dividends receivable	288,907	72,481
Total receivables	1,062,953	657,725
Total Assets	38,573,564	49,769,241

Liabilities
Corrective distributions payable	—	—
Total Liabilities	—	—

Net assets available for benefits	$38,573,564	$49,769,241

See accompanying notes.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2022	2021
Additions to (deductions from) net assets attributed to
Investment (loss) income:
Interest, dividends and capital gains	$2,045,684	$2,903,120
Net realized and unrealized (depreciation) appreciation in fair value of investments, net	(10,864,262)	2,015,161
Interest income on notes receivable from participants	17,822	16,923
Participant contributions	2,014,970	1,899,027
Rollover contributions	532,804	14,774
Employer contributions	256,385	248,820
Total (reductions) additions, net	(5,996,597)	7,097,825

Deductions from net assets attributed to
Benefit payments	5,199,080	4,449,370
Corrective distributions	—	—
Total deductions	5,199,080	4,449,370

Net (decrease) increase in net assets	(11,195,677)	2,648,455
Net assets available for benefits:
Beginning of year	49,769,241	47,120,786
End of year	$38,573,564	$49,769,241

See accompanying notes.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements

Years ended December 31, 2022 and 2021

1. Description of Plan

The following description of Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Saga Communications, Inc. (the “Company”) is the plan sponsor. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan which includes, as participants, all eligible employees who have completed 90 days of employment, and reached the age of twenty-one.  In 2021, in addition to the eligibility requirements mentioned in the previous sentence, employees also had to have been credited with 250 hours of service within the first 90-day period of employment or 1,000 hours of service during a 12-month period in order to become a participant.  Beginning in September 2022, all newly hired eligible employees are automatically enrolled to defer 3% of their pay unless they choose a different amount.  The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prudential Financial, Inc. (“Prudential”), the former trustee and recordkeeper for the Plan, was acquired by Empower on April 4, 2022. There were no significant changes to the plan as a result of this acquisition. Prudential/Empower was the Plan’s trustee and recordkeeper as of December 31, 2021 and for the period January 1, 2022 to August 31, 2022. Principal Financial Group (“Principal”) is the Plan’s trustee and recordkeeper as of September 1, 2022. The plan administrator has overall responsibility for the operation and administration of the Plan.

The Plan was amended effective June 24, 2021 to update the default investment selection to the Prudential GoalMaker asset allocation program which bases participants’ default allocation on age.  This default investment was made in accordance with specific results under which the fiduciaries of the Plan, including the Company, the trustee and the plan administrator, will be relieved of any legal liability for any losses resulting from the default investments.  This amendment did not have an impact on the Plan’s financial statements. In September 2022, the default investment selection was changed to RetireView by Principal.  The plan sponsor, with information and recommendations from its financial professional, selects the investment options that will be used to populate the RetireView models.  These models are then reviewed annually and adjustments are made if necessary.

Restatement

Effective January 1, 2022, the Plan was amended and restated to the IRS approved third submission restatement. On September 1, 2022, a new trustee, and record keeper were appointed and the Plan was transitioned to an amended and restated IRS approved document. Plan assets were transferred to the new trustee into funds comparable to those offered by the previous trustee. The conversion initiated a blackout period beginning August 29, 2022 through September 18, 2022. During the blackout period, funds could not be applied to the employee-selected funds with the trustee or withdrawn from the Plan until the trustee could accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions, and the contributions were deposited and held in the Plan’s designated conversion account until completion of the blackout period. At the end of the blackout period, such funds were transferred to the investment options requested by each participant. No significant changes were made as a result of the restatement and transition.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements

Years ended December 31, 2022 and 2021

Contributions

Contributions to participants’ accounts are effected through voluntary payroll deductions. Participants may contribute 1% - 50% of their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Beginning in September 2022, participants were able to designate all or a portion of their 401(k) elective deferral contributions as pre-tax elective deferral contributions or Roth elective deferral contributions.  No reduction was required for corrective distributions of excess contributions and related earnings for the years ended December 31, 2022 and 2021, in order to meet the necessary compliance requirements under ERISA and IRS rules.  If any refunds were made for 2022 and 2021 they would be presented in the statement of changes in net assets available for benefits for the related year.

Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options.

The Company may make discretionary matching contributions to the Plan, which are contributed in the form of Saga Communications, Inc. Class A Common Stock. The participant may immediately transfer those dollars to other investment options.

For the 2022 and 2021 plan years, the Company made discretionary contributions of $256,401 and $248,820, respectively, which was allocated to participants up to a maximum of 25% of the first 7.5% of qualified earnings contributed by the participant for the related plan year, not to exceed $1,200 for those participants employed at the end of the 2022 and 2021 plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter in which the loan originates plus 1%.  The current range of interest rates for outstanding notes receivable from participants is 4.25% - 8.5%.  Principal and interest are paid ratably through payroll deductions and are credited to the participant’s account.  On March 27, 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The CARES Act provided temporary relief for eligible plan participants. The Plan chose to allow loan repayments to be suspended for up to one year as included in the CARES Act.  This deferment option was only available through December 31, 2020.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined in the Plan, to receive a distribution of a portion of the participant’s account balance. Such distributions are generally made in a lump sum.  The CARES Act mandated that the Plan waive required minimum distributions for the calendar year 2020.  The Plan also chose to allow penalty-free distributions of up to $50,000 on or before December 31, 2020 as included in the CARES Act.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Company are excluded from these financial statements. Fees related to the administration of participant distributions are charged directly to the participant’s account and are included in benefit payments. Investment-related expenses are included in net appreciation of fair value of investments. Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses had been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, then the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures are used in determining asset values. These estimation procedures might result in fair values that are different from the values that would exist in a ready market due to the potential subjectivity in the estimates. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Reclassification

Certain amounts previously reported in the 2021 financial statements have been reclassified to conform to the 2022 presentation.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 –Observable inputs based on quoted prices in active markets for identical assets or liabilities.

Level 2 –

Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 –	Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for assets measured at fair value as of December 31, 2022 and 2021:

Investments measured at Net Asset Value (“NAV”) – Pooled separate accounts are valued on a net unit value basis as determined by Prudential Retirement Insurance Company (“Prudential”) on the last business day of the Plan year. These investments are valued at the NAV of the fund, which is based on the estimated market value of underlying investments. NAV is the practical expedient to estimate fair value. The investments underlying the Plan’s pooled separate accounts are mutual funds that primarily include domestic and international equities and domestic fixed income securities. There are no pooled separate accounts as of December 31, 2022.

Mutual Funds – The mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Saga Common Stock– The Saga common stock is the Company’s Class A common stock valued at the closing price reported on the NASDAQ exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Company believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair market value of certain financial instruments could result in a different fair value measurement result at the reporting date.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Mutual Funds	$25,973,686	$—	$—	$25,973,686
Saga Common Stock	3,021,800	—	—	3,021,800
Investments at fair value	$28,995,486	$—	$—	$28,995,486

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual Funds	$30,005,171	$—	$—	$30,005,171
Saga Common Stock	2,655,441	—	—	2,655,441
Total assets in the fair value hierarchy	32,660,612	—	—	32,660,612
Investments measured at NAV(a)	—	—	—	8,491,342
Investments at fair value	$32,660,612	$—	$—	$41,151,954

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset per share (or equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net asset available for benefits.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

4. Guaranteed Income Fund – Investment Contract with Insurance Company

Beginning September 2022, the Plan contains an investment in the Principal Fixed Income Guaranteed Option (“Fund”), which is supported by a group annuity contract with Principal Life Insurance Company.  While guarantees are supported by the general account of Principal Life, participants do not participate in the investment experience or performance of the general account.  The rate credited to accounts is a composite weighted average of underlying guarantees provided in the contract.  Each underlying guarantee is in effect for its full maturity, which may vary.  Previously the Plan contained an investment in a Guaranteed Income Fund (“Prudential Fund”), which was supported by a group annuity insurance contract with Prudential. Prudential maintained the contributions to this Prudential Fund in a general account, which was credited with earnings on the underlying investments and charged for participant withdrawals and fees.

Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Under this contract participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value within reasonable timeframes. The contract is effected directly between the plan sponsor and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Given these provisions, the contract is considered to be benefit responsive.

The Fund is an insurance company issued, general account backed, group annuity with no maturity date. Upon a discontinuance of the contract, contract value would be paid no later than 12 months from the date the Plan Sponsor provides notice to discontinue. This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a fair value adjustment does not apply upon discontinuance. There are not any specific securities in the insurer’s general account that back the liabilities of this annuity contract. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Income Contract (GIC) and therefore there are not any known cash flows that could be discounted.

Generally, there are not any events that could limit the ability of the Plan to transact at contract value within 12 months of request or in rare circumstances, contract value paid over a longer time period. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 12 months or over time.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements (continued)

5.Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2014-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

6.Risks and Uncertainties

The Plan provides investment options in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.Related Party and Party in Interest Transactions

The Plan provides for an investment option in the Class A common stock of the Company.  Before the transition to Principal, the Plan held units of pooled separate accounts managed by Prudential Bank & Trust, FSB, the former trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

During the years ended December 31, 2022 and 2021 the Plan recorded dividend income of $604,000 and $108,351, respectively, from the Company’s shares. Dividends receivable for the years ended December 31, 2022 and 2021 were $288,907 and $72,481, respectively.

Saga Communications, Inc.

Employees’ 401(k) Savings and Investment Plan

Employer ID # 38-3042953Plan #001

Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2022

	(b) Identity	(c ) Description of Investments,
	of Issue, Borrower,	Including Maturity Date, Rate of		(e ) Current
(a)	Lessor or Similar Party	Interest, in fair value of investments	(d) Cost (1)	Value

*	Principal Fixed Income Guaranteed Option	Investment Contract		$8,515,125
	Vanguard Equity Income Admiral Fund	Mutual Fund		3,650,150
	MFS International Diversification R3 Fund	Mutual Fund		3,192,189
	Morgan Stanley Institutional Advantage I Fund	Mutual Fund		2,620,349
	Thornburg Strategic Income T6 Fund	Mutual Fund		2,426,492
	Fidelity Advisor Total Bond I Fund	Mutual Fund		2,362,580
	Fidelity 500 Index Fund	Mutual Fund		2,281,410
	Fidelity International Index Fund	Mutual Fund		1,876,100
	Fidelity US Bond Index Fund	Mutual Fund		1,603,801
	Fidelity Mid Cap Index Fund	Mutual Fund		1,208,658
	Allspring Special Mid Cap Value A Fund	Mutual Fund		1,010,470
	Fidelity Small Cap Index Fund	Mutual Fund		915,972
	Fidelity Advisor Small Cap Value I Fund	Mutual Fund		855,767
	BlackRock Mid-Cap Growth Equity Portfolio Institutional Fund	Mutual Fund		787,185
	Putnam Small Cap Growth A Fund	Mutual Fund		629,152
	American Funds New Work R2 Fund	Mutual Fund		538,724
	Cohen & Steers Realty Shares Fund	Mutual Fund		14,687

*	Saga Communications, Inc.	Common Stock		3,021,800
*	Participant loans receivable	Interest rates 4.25% - 8.5%		517,645
	Total investments			$38,028,256

(1)	Cost is not required for participant-directed investments.
*	Principal Financial Group, including associated funds, participants and the Company are parties-in-interest

EXHIBIT TO REPORT ON FORM 11-K

Exhibit No.Description

23.1Consent of UHY LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN
Date: June 29, 2023	/s/ Annette Calcaterra
Annette Calcaterra Vice President of Human Resources and Plan Administrator

Date: June 29, 2023	/s/ Catherine Bobinski
Catherine Bobinski Senior Vice President and Chief Accounting Officer